UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 6, 2025, Plutus Financial Group Limited, a Cayman Islands exempted company (the “Company”), closed its initial public offering of 2,100,000 ordinary shares of the Company, par value $0.0001 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-276791), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on February 4, 2024. A final prospectus relating to this Offering was filed with the Commission on February 6, 2025. Under the terms of an underwriting agreement dated February 4, 2025 (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative of the underwriters named therein (the “Underwriters”), the Company granted the Underwriters an option to purchase up to 315,000 additional ordinary shares pursuant to the ‘Over-allotment Option’ as described in the Underwriting Agreement. By letter dated March 3, 2025, the Underwriters exercised their option to purchase 150,000 additional ordinary shares (the “Over-allotment Shares”). The purchase and sale of the Over-allotment Shares closed on March 4, 2025, resulting in $600,000 in additional gross proceeds.

Following the closing of the aforesaid sale and issuance of the Over-allotment Shares, the Company now has a total of 14,250,000 ordinary shares issued and outstanding.

On March 4, 2025, we released a press release furnished herewith as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025	Plutus Financial Group Limited

	By:	/s/ Ting Kin Cheung
Ting Kin Cheung
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

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